02058664

PE
9-1-02

# SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

---

## FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the Month of September 2002



---

## ELSCINT LIMITED
(Translation of Registrant's Name into English)
13 Mozes Street, Tel Aviv 67442, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☑ Form 20-F ☐ Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

☐ Yes ☑ No

Attached hereto as Exhibit 1 and incorporated by reference herein are the Registrant's reviewed financial statements for the quarter ended June 30, 2002.

## SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

**ELSCINT LIMITED**
(Registrant)

By: Uri
Name: Uri Levin
Title: Chief Financial Officer

Dated: September 19, 2002.

# EXHIBIT INDEX

| Exhibit No. | Description |
|---|---|
| 1. | Financial statements for the quarter ended June 30, 2002 (Reviewed). |

**EXHIBIT 1**

# ELSCINT LIMITED
# AND SUBSIDIARY COMPANIES
# CONDENSED CONSOLIDATED

# FINANCIAL STATEMENTS
# AS OF JUNE 30, 2002
# (UNAUDITED)

**Condensed Consolidated Financial Statements as of June 30, 2002 (Unaudited)**

## CONTENTS

KPMG

Somekh Chaikin

Mail address
PO Box 4484
Haifa 33104
Israel

Office address
18 Hanevilm Street
Haifa 33501
Israel

Telephone 972 4 860 5333
Fax 972 4 860 5300

The Board of Directors
Elscint Limited

**Review report of unaudited condensed consolidated financial statements for the six-months and three-months periods ended June 30, 2002**

At your request, we reviewed the interim consolidated balance sheet of Elscint Limited and its subsidiaries as of June 30, 2002, and the related condensed consolidated statements of operations, shareholders' equity and cash flows for the six-months and three-months periods then ended.

Our review was made in accordance with the procedures prescribed by the Institute of Certified Public Accountants in Israel, and included, inter-alia, reading the aforementioned interim consolidated financial statements, reading the minutes of the Shareholders' Meetings and of the Board of Directors and its committees, and making inquiries of persons responsible for financial and accounting matters.

The review reports of certain subsidiaries, whose assets as of June 30, 2002 constitute 65% of the total consolidated assets and whose revenues for the six months and three months then ended constitute 34% and 37% of the total consolidated revenue respectively, have been reviewed by other auditors. Furthermore, the data included in the financial statements relating to net asset value of the Company's investments in affiliate and to its equity in its operating results is based on the financial statements of such affiliate, which was reviewed by another auditor.

The foregoing procedures, which are limited in scope, do not constitute an examination made in accordance with generally accepted auditing standards. Therefore, we do not express an opinion on the interim consolidated financial statements.

In the course of our review, including the reading of the review reports of the other auditors referred to above, nothing came to our attention which would indicate the necessity of making material changes to the interim consolidated financial statements in order for them to be in conformity with generally accepted accounting principles in Israel.

As discussed in Note 4 to the accompanying consolidated financial statements, the Company is defendant in lawsuits and was served with additional claims out of which two claims were filed in Israel with a request for a recognition as representative claims.

Somekh Chaikin

**Somekh Chaikin**
**Certified Public Accountants (Isr.)**

Haifa, August 28, 2002

## Condensed Consolidated Balance Sheets

**Adjusted to the NIS of June 2002**

| | June 30, | | December 31, | Convenience translation (Note 2B) June 30, |
|---|---|---|---|---|
| | 2002 | 2001 | 2001 | 2002 |
| | (Unaudited) | | (Audited) | (Unaudited) |
| | Adjusted NIS (thousands) | | | U.S.$ (thousands) |
| **ASSETS** | | | | |
| **Current Assets** | | | | |
| Cash and cash equivalents | **218,390** | 389,997 | 293,370 | **45,794** |
| Short-term investments and deposits | **157,560** | 208,279 | 154,862 | **33,038** |
| Accounts and notes receivable - trade | **103,335** | 80,437 | 104,193 | **21,668** |
| Other accounts receivable and prepaid expenses | **42,437** | * 23,650 | 39,316 | **8,899** |
| Inventories | **50,787** | 67,860 | 60,703 | **10,649** |
| | **572,509** | 770,223 | 652,444 | **120,048** |
| **Long-term Accounts and Investments** | | | | |
| Investments, loans and long-term receivables | **366,250** | 321,598 | 368,996 | **76,798** |
| Investments in affiliated company | - | 51,914 | - | - |
| Venture capital investment | **34,102** | 6,701 | 29,464 | **7,151** |
| | **400,352** | 380,213 | 398,460 | **83,949** |
| **Fixed Assets, Net** | **1,524,696** | 1,164,140 | 1,370,719 | **319,710** |
| **Other Assets, Net** | **10,925** | 6,373 | 11,906 | **2,291** |
| | **2,508,482** | 2,320,949 | 2,433,529 | **525,998** |

* Reclassified.

The accompanying notes are an integral part of the financial statements.

Elscint Limited and Subsidiary Companies

## Condensed Consolidated Balance Sheets

**Adjusted to the NIS of June 2002**

| | June 30, 2002 (Unaudited) | June 30, 2001 (Unaudited) | December 31, 2001 (Audited) | Convenience translation (Note 2B) June 30, 2002 (Unaudited) |
|---|---|---|---|---|
| | Adjusted NIS (thousands) | | | U.S.$ (thousands) |
| **LIABILITIES AND SHAREHOLDERS' EQUITY** | | | | |
| **Current Liabilities** | | | | |
| Short-term credits | 480,083 | 521,431 | 446,121 | 100,667 |
| Accounts payable - trade | 110,498 | * 78,059 | 122,684 | 23,170 |
| Accrued liabilities | 173,864 | * 233,090 | 206,299 | 36,457 |
| Advance from customer in respect of project in progress, net | - | 6,059 | 1,535 | - |
| | 764,445 | 838,639 | 776,639 | 160,294 |
| **Long-term Liabilities** | | | | |
| Long-term debts | 627,105 | 501,019 | 601,012 | 131,496 |
| Deferred income tax liability | 9,875 | 6,767 | 18,262 | 2,071 |
| Liability for employee severance benefits, net | 1,834 | 578 | 1,267 | 385 |
| | 638,814 | 508,364 | 620,541 | 133,952 |
| **Minority interest** | 28,837 | 26,372 | 27,865 | 6,047 |
| **Contingencies and Commitments (see note 4)** | | | | |
| **Shareholders' Equity** | 1,076,386 | 947,574 | 1,008,484 | 225,705 |
| | 2,508,482 | 2,320,949 | 2,433,529 | 525,998 |

* Reclassified.

Date: August 28, 2002

A.R. Goren
Chairman of the Board of Directors

R. Lavine
President

U. Levin
C.F.O

The accompanying notes are an integral part of the financial statements.

## Condensed Consolidated Statements of Operations

**Adjusted to the NIS of June 2002**

| | Six months ended June 30, 2002 | Six months ended June 30, 2001 | Three months ended June 30, 2002 | Three months ended June 30, 2001 | Year ended December 31, 2001 | Convenience translation (Note 2B) Six months ended June 30, 2002 | Convenience translation (Note 2B) Three months ended June 30, 2002 |
|---|---|---|---|---|---|---|---|
| | (Unaudited) | | (Unaudited) | | (Audited) | (Unaudited) | |
| | Adjusted NIS (thousands) | | | | | U.S.$ (thousands) | |
| **Income from sales and services** | | | | | | | |
| Sales of systems and sub-assemblies | **199,972** | 191,520 | **103,293** | 87,006 | 400,190 | **41,931** | **21,659** |
| Operating and managing hotels | **101,188** | 59,154 | **59,518** | 34,221 | 141,639 | **21,218** | **12,480** |
| Revenue from long-term contracts | **1,535** | 5,679 | **599** | 3,369 | 10,203 | **322** | **126** |
| | **302,695** | 256,353 | **163,410** | 124,596 | 552,032 | **63,471** | **34,265** |
| **Cost of sales and services** | | | | | | | |
| Systems and sub-assemblies | **169,931** | 177,062 | **88,701** | 80,662 | 366,436 | **35,632** | **18,599** |
| Hotels operations | **67,290** | 38,886 | **37,375** | 20,980 | 97,514 | **14,110** | **7,837** |
| Cost of long-term contracts | **1,470** | 4,722 | **596** | 2,561 | 7,437 | **308** | **125** |
| | **238,691** | 220,670 | **126,672** | 104,203 | 471,387 | **50,050** | **26,561** |
| **Gross profit** | **64,004** | 35,683 | **36,738** | 20,393 | 80,645 | **13,421** | **7,704** |
| Hotels' depreciation, amortization and operation expenses | **27,873** | 11,585 | **14,590** | 6,624 | 32,097 | **5,845** | **3,059** |
| Initial expenses | **2,018** | 1,091 | **437** | 506 | 4,029 | **423** | **92** |
| Selling and marketing expenses for sales of sub-assemblies | **612** | 700 | **330** | 285 | 978 | **128** | **69** |
| General and administrative expenses | **19,692** | 19,879 | **10,008** | 10,183 | 38,613 | **4,129** | **2,099** |
| **Operating income** | **13,809** | 2,428 | **11,373** | 2,795 | 4,928 | **2,896** | **2,385** |
| Finance income (expenses), net | **6,224** | 22,353 | **(9,572)** | (4,449) | 66,207 | **1,305** | **(2,007)** |
| Other income (expenses), net | **17,570** | 5,560 | **19,968** | 5,381 | 798 | **3,684** | **4,187** |
| **Income before income taxes** | **37,603** | 30,341 | **21,769** | 3,727 | 71,933 | **7,885** | **4,565** |
| Income taxes | **(353)** | 4,132 | **4** | 2,272 | 5,476 | **(74)** | **1** |
| **Income after income taxes** | **37,956** | 26,209 | **21,765** | 1,455 | 66,457 | **7,959** | **4,564** |
| The Company's share in loss of affiliated company | **-** | (12,384) | **-** | (9,694) | (9,882) | **-** | **-** |
| Minority interest in (income) loss of a subsidiary, net | **134** | (132) | **126** | (132) | 1,311 | **28** | **26** |
| **Net income (loss)** | **38,090** | 13,693 | **21,891** | (8,371) | 57,886 | **7,987** | **4,590** |
| | Adjusted NIS | | | | | U.S.$ | |
| **Basic earnings (loss) per ordinary share (NIS 0.05 par value)** | **2.28** | 0.82 | **1.31** | (0.50) | 3.47 | **0.48** | **0.27** |
| **Diluted earnings (loss) per ordinary share (NIS 0.05 par value)** | **2.00** | 0.82 | **1.12** | (0.50) | 3.47 | **0.42** | **0.23** |

The accompanying notes are an integral part of the financial statements.

## Condensed Consolidated Statements of Shareholders' Equity

**Adjusted to the NIS of June 2002**

| | Share capital | Capital surplus | Cumulative foreign currency translation adjustments | Retained earnings | Loans to Employees For Purchase of Company's shares | Total shareholders' equity |
|---|---|---|---|---|---|---|
| | | | Adjusted NIS (thousands) | | | |
| **Balance as of January 1, 2002 (audited)** | **5,404** | **734,877** | **3,399** | **277,771** | **(12,967)** | **1,008,484** |
| **Changes during the six months ended June 30, 2002 (unaudited)** | | | | | | |
| Net income for the period | **-** | **-** | **-** | **38,090** | **-** | **38,090** |
| Foreign currency translation adjustment | **-** | **-** | **29,812** | **-** | **-** | **29,812** |
| Employee shares which were returned to pool | **-** | **(99)** | **-** | **-** | **99** | **-** |
| Interest net of erosion on loan to employees | **(2)** | **(395)** | **-** | **-** | **397** | **-** |
| **Balance as of June 30, 2002 (unaudited)** | **5,402** | **734,383** | **33,211** | **315,861** | **(12,471)** | **1,076,386** |
| **Balance as of January 1, 2001 (audited)** | 5,362 | 721,952 | (12,685) | 219,885 | - | 934,514 |
| **Changes during the six months ended June 30, 2001 (unaudited)** | | | | | | |
| Net income for the period | - | - | - | 13,693 | - | 13,693 |
| Foreign currency translation adjustment | - | - | (633) | - | - | (633) |
| **Balance as of June 30, 2001 (unaudited)** | 5,362 | 721,952 | (13,318) | 233,578 | - | 947,574 |

The accompanying notes are an integral part of the financial statements.

## Condensed Consolidated Statements of Shareholders' Equity

Adjusted to the NIS of June 2002

| | Share capital | Capital surplus | Cumulative foreign currency translation adjustments | Retained earnings | Loans to employs for Purchase of company's shares | Total shareholders' equity |
|---|---|---|---|---|---|---|
| | Adjusted NIS (thousands) | | | | | |
| **Balance as of April 1, 2002 (unaudited)** | **5,403** | **734,769** | **14,550** | **293,970** | **(12,858)** | **1,035,834** |
| **Changes during the three months ended June 30, 2002 (unaudited)** | | | | | | |
| Net income for the period | - | - | - | **21,891** | - | **21,891** |
| Foreign currency translation adjustment | - | - | **18,661** | - | - | **18,661** |
| Employee shares which were returned to pool | - | (99) | - | - | 99 | - |
| Interest net of erosion on loan to employees | (1) | (287) | - | - | 288 | - |
| **Balance as of June 30, 2002 (unaudited)** | **5,402** | **734,383** | **33,211** | **315,861** | **(12,471)** | **1,076,386** |
| **Balance as of April 1, 2001 (unaudited)** | 5,362 | 721,952 | (9,004) | 241,949 | - | 960,259 |
| **Changes during the three months ended June 30, 2001 (unaudited)** | | | | | | |
| Loss for the period | - | - | - | (8,371) | - | (8,371) |
| Foreign currency translation adjustments | - | - | (4,314) | - | - | (4,314) |
| **Balance as of June 30, 2001 (unaudited)** | 5,362 | 721,952 | (13,318) | 233,578 | - | 947,574 |
| **Balance as of January 1, 2001(audited)** | 5,362 | 721,952 | (12,685) | 219,885 | - | 934,514 |
| **Changes during the year (audited)** | | | | | | |
| Net income for the year | - | - | - | 57,886 | - | 57,886 |
| Issuance of shares to employees | 42 | 12,925 | - | - | (12,967) | - |
| Foreign currency translation adjustments | - | - | 16,084 | - | - | 16,084 |
| **Balance as of December 31, 2001 (audited)** | 5,404 | 734,877 | 3,399 | 277,771 | (12,967) | 1,008,484 |

The accompanying notes are an integral part of the financial statements.

## Condensed Consolidated Statements of Cash Flows

**Adjusted to the NIS of June 2002**

| | Six months ended June 30, 2002 | Six months ended June 30, 2001 | Three months ended June 30, 2002 | Three months ended June 30, 2001 | Year ended December 31, 2001 | Convenience translation (Note 2B) Six months ended June 30, 2002 | Convenience Translation (Note 2B) Three months Ended June 30, 2002 |
|---|---|---|---|---|---|---|---|
| | (Unaudited) | (Unaudited) | (Unaudited) | (Unaudited) | (Audited) | (Unaudited) | (Unaudited) |
| | Adjusted NIS (thousands) | | | | | U.S.$ (thousands) | U.S.$ (thousands) |
| **Cash Flows from Operating Activities:** | | | | | | | |
| Net income (loss) | **38,090** | 13,693 | **21,891** | (8,371) | 57,886 | **7,987** | **4,590** |
| Adjustments to reconcile net Income (loss) to net cash (A): | **(47,052)** | 6,128 | **(17,575)** | 20,116 | (18,292) | **(9,866)** | **(3,685)** |
| **Net Cash (Used in) Provided by Operating Activities** | **(8,962)** | 19,821 | **4,316** | 11,745 | 39,594 | **(1,879)** | **905** |
| **Cash Flows from Investing Activities:** | | | | | | | |
| Proceeds from sale of affiliated company on account of prior year | - | 123,260 | - | - | 123,260 | - | - |
| Proceeds from sale of affiliated company | - | - | - | - | 22,205 | - | - |
| Proceeds from sale of fixed assets | **354** | 489 | **276** | 109 | 516 | **74** | **58** |
| Purchase of fixed assets and other assets | **(69,290)** | *(112,900) | **(39,363)** | *(59,904) | (209,807) | **(14,529)** | **(8,254)** |
| Purchase of venture capital investment | **(4,969)** | (225) | **(4,921)** | (225) | (23,228) | **(1,042)** | **(1,032)** |
| Proceeds from sale of long-term investments and loans | **973** | 2,063 | **(123)** | 87 | 2,619 | **204** | **(26)** |
| Proceeds from (purchase of) short - term investments and loans, net | **1,679** | 38,387 | **1,536** | (18,214) | 101,017 | **352** | **322** |
| Purchase of long-term investments and loans | **(433)** | (22,974) | **(433)** | (22,141) | (47,414) | **(91)** | **(91)** |
| Purchase of investment on cost basis | - | (26,081) | - | - | (26,081) | - | - |
| Proceeds from investment in a subsidiary company (B) | - | 3,592 | - | 3,592 | 3,592 | - | - |
| Liquidation of subsidiary companies (C) | **(133)** | (18) | - | (18) | (18) | **(28)** | - |
| **Net Cash (used in) provided by investing activities** | **(71,819)** | 5,593 | **(43,028)** | (96,714) | (53,339) | **(15,060)** | **(9,023)** |

* Reclassified.

The accompanying notes are an integral part of the financial statements.

## Condensed Consolidated Statements of Cash Flows

**Adjusted to the NIS of June 2002**

| | Six months ended June 30, | | Three months ended June 30, | | Year ended December 31, | Convenience translation (Note 2B) Six months ended June 30, | Convenience translation (Note 2B) Three months ended June 30, |
|---|---|---|---|---|---|---|---|
| | 2002 | 2001 | 2002 | 2001 | 2001 | 2002 | 2002 |
| | (Unaudited) | | (Unaudited) | | (Audited) | (Unaudited) | (Unaudited) |
| | Adjusted NIS (thousands) | | | | | U.S.$ (thousands) | U.S.$ (thousands) |
| **Cash Flows from Financing Activities:** | | | | | | | |
| Proceeds from long-term debts | **4,457** | 49,277 | **490** | 22,363 | 82,930 | **935** | **103** |
| Payments of long-term debt | **(6,739)** | (4,134) | **(2,593)** | (658) | (8,402) | **(1,413)** | **(544)** |
| Change in short-term credits, net | **6,899** | 30,483 | **2,437** | 11,874 | (59,693) | **1,447** | **511** |
| **Net Cash Provided by Financing Activities** | **4,617** | 75,626 | **334** | 33,579 | 14,835 | **969** | **70** |
| **Net effect of exchange rate changes on cash** | **1,184** | (222) | **775** | (881) | 3,101 | **248** | **163** |
| Net increase (decrease) in cash and cash equivalents | **(74,980)** | 100,818 | **(37,603)** | (52,271) | 4,191 | **(15,722)** | **(7,885)** |
| Cash and Cash Equivalents at Beginning of period | **293,370** | 289,179 | **255,993** | 442,268 | 289,179 | **61,516** | **53,679** |
| **Cash and Cash Equivalents at End of Period** | **218,390** | 389,997 | **218,390** | 389,997 | 293,370 | **45,794** | **45,794** |

The accompanying notes are an integral part of the financial statements.

## Condensed Consolidated Statements of Cash Flows

**Adjusted to the NIS of June 2002**

| | Six months ended June 30, 2002 | Six months ended June 30, 2001 | Three months ended June 30, 2002 | Three months ended June 30, 2001 | Year ended December 31, 2001 | Convenience translation (Note 2B) Six months ended June 30, 2002 | Convenience translation (Note 2B) Three months ended June 30, 2002 |
|---|---|---|---|---|---|---|---|
| | (Unaudited) | | (Unaudited) | | (Audited) | (Unaudited) | (Unaudited) |
| | Adjusted NIS (thousands) | | | | | U.S.$ (thousands) | U.S.$ (thousands) |
| **(A) Adjustments to reconcile net income to net cash:** | | | | | | | |
| **Income and expenses not involving cash flow:** | | | | | | | |
| Depreciation and amortization | **20,007** | 10,776 | **10,445** | 5,734 | 25,511 | **4,195** | **2,190** |
| The Company's share in equity in losses of affiliated company | **-** | 12,384 | **-** | 9,694 | 9,882 | **-** | **-** |
| Decrease in value of investments not of a temporary nature | **336** | - | **336** | - | 12,980 | **70** | **70** |
| Capital gain | **(86)** | (61) | **(35)** | (61) | (86) | **(18)** | **(7)** |
| Loss from disposal of subsidiary company | **113** | - | **-** | - | - | **24** | **-** |
| Exchange differences on investments and loans, net | **(14,718)** | (11,222) | **3,362** | 8,280 | (43,547) | **(3,086)** | **705** |
| Changes in liability for employee severance benefits, net | **520** | (1,769) | **(58)** | (66) | (1,116) | **109** | **(12)** |
| Loss (profit) from evaluation of marketable securities | **320** | (514) | **285** | (180) | (605) | **67** | **60** |
| Changes in deferred income taxes | **(799)** | 983 | **(1,110)** | 741 | 73 | **(168)** | **(233)** |
| Minority interest in subsidiary, net | **(134)** | 132 | **(126)** | 132 | (1,311) | **(28)** | **(26)** |
| **Changes in assets and liabilities:** | | | | | | | |
| Decrease (increase) in: | | | | | | | |
| Accounts and notes receivable - trade, net | **2,771** | 5,348 | **(14,852)** | 17,921 | (16,803) | **581** | **(3,114)** |
| Other accounts receivable and prepaid expenses | **(6,086)** | 17,893 | **(8,393)** | 5,317 | 7,834 | **(1,276)** | **(1,760)** |
| Inventories | **10,239** | 702 | **16,237** | 8,399 | 8,202 | **2,147** | **3,405** |
| Long-term receivables | **2,088** | 2,645 | **1,719** | 2,353 | (1,317) | **438** | **360** |
| Increase (Decrease) in: | | | | | | | |
| Accounts payable-trade | **(27,118)** | *(10,856) | **9,175** | *(12,898) | 21,374 | **(5,686)** | **1,924** |
| Accrued liabilities | **(32,970)** | *(14,632) | **(33,960)** | *(21,881) | (29,159) | **(6,913)** | **(7,121)** |
| Advance from customer in respect of project progress, net | **(1,535)** | (5,681) | **(600)** | (3,369) | (10,204) | **(322)** | **(126)** |
| | **(47,052)** | 6,128 | **(17,575)** | 20,116 | (18,292) | **(9,866)** | **(3,685)** |

* Reclassified.

The accompanying notes are an integral part of the financial statements.

## Condensed Consolidated Statements of Cash Flows

### (B) Acquisition of initially-consolidated subsidiary

In April 2001, the Company, through its wholly-owned subsidiary, achieved actual control in SC Bucuresti Turism S.A. ("Bucuresti") (until that date the investment in Bucuresti had been presented on cost basis).

Assets and liabilities of the subsidiary company at the date of initial consolidation are as follows:

| | Year ended December 31, 2001 |
|---|---|
| | Audited |
| | Adjusted NIS (thousands) |
| Deficit in working capital (excluding cash), net | 818 |
| Investments on cost basis | 131,977 |
| Fixed assets, net | (169,278) |
| Deferred income tax liability | 13,339 |
| Minority interest | 26,736 |
| | 3,592 |

### (C) Liquidation of previously consolidated subsidiary companies

On January 1, 2002 the Company transferred its wholly-owned subsidiary Elscint (Proprietary) Limited into liquidation.

In 2001, the Company transferred its wholly-owned subsidiary Elscint Espana S.A. into liquidation.

Assets and liabilities of these formerly consolidated subsidiaries at the time they ceased being consolidated are as follows:

| | Six months ended June 30, 2002 | Year ended December 31, 2001 |
|---|---|---|
| | Unaudited | Audited |
| | Adjusted NIS (thousands) | Adjusted NIS (thousands) |
| Deficit in working capital (excluding cash), net | **(20)** | (18) |
| Loss from disposal of subsidiary company | **(113)** | - |
| | **(133)** | (18) |

## Condensed Consolidated Statements of Cash Flows

| | Six months ended June 30, | | Three months ended June 30, | | Year ended December 31, | Convenience translation (Note 2B) Six months ended June 30, | Convenience translation (Note 2B) Three months ended June 30, |
|---|---|---|---|---|---|---|---|
| | 2002 | 2001 | 2002 | 2001 | 2001 | 2002 | 2002 |
| | (Unaudited) | | (Unaudited) | | (Audited) | (Unaudited) | |
| | Adjusted NIS (thousands) | | | | | U.S.$ (thousands) | |
| **D. Supplemental Schedule of Non-Cash Transactions and Investing Activities** | | | | | | | |
| Purchase of fixed assets against accounts payable | **18,085** | * 16,247 | **18,085** | * 16,247 | * 14,023 | **3,792** | **3,792** |
| Sale of affiliated company Against decrease in accrued liability | - | - | - | - | 13,358 | - | - |
| Investment grant receivable in respect of fixed assets | **5,771** | - | **5,771** | - | - | **1,210** | **1,210** |

* Reclassified.

The accompanying notes are an integral part of the financial statements.

## Note 1 - General

The accompanying unaudited financial statements do not include all the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the six and three months periods ending June 30, 2002, are not necessarily indicative of the results that may be expected for the year ending December 31, 2002. For further information, refer to the consolidated financial statements and footnotes thereto for the year ended December 31, 2001.

These financial statements should be read in conjunction with the annual audited financial statements of the Company as of December 31, 2001 and their accompanying notes.

## Note 2 - Significant Accounting Policies

A. The accompanying unaudited financial statements have been prepared in accordance with generally accepted accounting principles ("GAAP") in Israel for interim financial information.

All significant accounting policies have been applied consistently with the year ended December 31, 2001.

**B. Financial Statements in adjusted Israeli currency and Israeli GAAP**

1. The financial statements are prepared on the basis of the historical cost convention, adjusted for changes in the general purchasing power of the Israeli currency (New Israeli Shekel – "NIS") based on the changes in the Israeli consumer price index (CPI).

Comparative data in the statements were adjusted to the NIS of June 2002.

Below is data regarding the CPI and the U.S. dollar exchange rate:

| | Exchange rate of one U.S. dollar | CPI |
|---|---|---|
| June 30, 2002 | **4.769** | **114.91** |
| June 30, 2001 | 4.165 | 107.78 |
| December 31, 2001 | 4.416 | 108.10 |
| **Changes during the period:** | | |
| anuary 1, 2002 - June 30, 2002 | **7.99%** | **6.30%** |
| anuary 1, 2001 - June 30, 2001 | 3.07% | 1.11% |
| anuary 1, 2001 - December 31, 2001 | 9.28% | 1.41% |

2. The adjusted financial statements as of June 30, 2002 and for the six and three months periods then ended have been translated into U.S. dollars using the representative exchange rate as of that date (U.S.$ 1 = NIS 4.769). The translation was made solely for the convenience of the reader. The dollar amounts so presented in these financial statements should not be construed as representing amounts receivable or payable in dollars or convertible into dollars, unless otherwise indicated.

# Note 2 - Significant Accounting Policies (cont'd)

## C. Effect of new accounting standards not yet implemented

During 2001, the Israel Accounting Standards Board published Accounting Standard No. 12 - Discontinuance of Adjustment of Financial Statements. Pursuant to this standard, the adjustment of financial statements will be discontinued as of January 1, 2003. Until December 31, 2002, the Company will continue to prepare financial statements adjusted in accordance with Opinion 36 of the Institute of Certified Public Accountants in Israel. The adjusted amounts included in the financial statements as of December 31, 2002 will constitute the starting point for the nominal financial statements as of January 1, 2003.

Implementation of this standard may have a significant negative effect on the reported results of the Company. The extent of the effect will depend on the rate of inflation and the Company's sources of financing.

In 2001, the Israel Accounting Standards Board published Accounting Standard No.13 - Effect of Changes in the Rates of Exchange of Foreign Currency. This standard deals with translation of transactions in foreign currency and translation of financial statements of outside activities for the purpose of their inclusion in the financial statements of the reporting entity, and supersedes the provisions of Clarifications 8 and 9 to Opinion 36 of the Institute of Certified Public Accountants in Israel, which will be discontinued upon the entry into effect of Accounting Standard No. 12 - Discontinuance of Adjustment of Financial Statements. This standard will apply to financial statements for periods commencing after December 31, 2002. At this time, it is not possible to estimate the effects of this standard on the financial statements.

# Note 3 - Investments

## Option Agreement

In June 2001, B.H. and the management company ("PP") reached an agreement, according to which B.H. was granted an option by PP, exercisable until December 31, 2002, to purchase from PP, 33.3% of its ownership and controlling rights in and to a company which was incorporated to acquire the business (including management agreements, hotels management rights, rights of trade name usage and others) of the European park Plaza chain ("the Acquired Company"), with a retroactive effect from October 26, 2000. As part of the agreement, B.H. granted PP a loan in the amount of $ 5 million, convertible into the Acquired Company's shares in case of exercise of the option or repayable in the event the option is not exercised. B.H. received no securities for this loan.

The scope of B.H.'s investment may increase by $2.25 million, if and to the extent that this amount is required for the purchase of additional assets by the Acquired Company. The management company has, in any event, an option, exercisable up to a period of a year or at any time in the event of disagreement between the parties, regarding the management company's rights, to acquire the part of the company, in consideration for the refunding of the company's original investment.

## Note 4 - Contingencies and Commitments

A. The Company and subsidiary companies are involved in litigation arising out of the ordinary course of business. Although the outcome of such litigation is uncertain at this time, management believes that the outcome of such litigation will not have a material adverse effect on the financial position of the Company.

B. (1) On September 8, 1999, the Company was served with a claim and a motion for recognition of the claim as a representative claim. This claim was filed against the Company, Elbit Medical Imagine Ltd. ("EMI"), (the company's parent company), Elbit Medical Holding Ltd., Elron and six former directors of the Company. The motion was filed on behalf of all persons who were minority shareholders of the Company at the date of submission of the claim, as well as all minority shareholders of the Company who held Company's shares on February 18, 1999. The main allegation of the claim is that EMI, through the actions of the former directors of the Company, caused discrimination of the minority shareholders.

The requested relief is approximately U.S.$ 603 thousand for the plaintiff and approximately U.S.$ 158 million for the damages to the represented group, plus legal expenses.

Following the Court's decision in the claim mentioned in clause B.2. below, the parties agreed to postpone the hearing of the case until a final decision will be given on the plaintiffs appeal in the other claim, as stated in clause B.2. below.

Management, based on a legal advice received, is of the opinion that the ultimate outcome of this claim, the request for recognizing the claim as a representative claim and the effect, if any, this may have on the Company can not be estimated at this stage.

(2) On November 2, 1999, a claim and a motion for recognition of the claim as a representative claim were filed against the Company, EMI, Elbit Medical Holdings Ltd., Europe Israel (M.M.S) Ltd. ("EIL"), (indirect parent company of the Company), Control Centers, Marina Herzlia Limited Partnership 1998, Elron and 25 past and present directors in the above companies. The motion was served on behalf of those who held shares of the Company on September 6, 1999, and continued to hold such shares on the date of the claim, excluding the respondents.

The claimants allege that the minority shareholders of the Company have been discriminated as a result of the various activities carried out by its controlling shareholders and its Board of Directors. The remedy which has been requested by the claimants is that EMI be compelled to execute the alleged buy-out shares at U.S.$ 14 per share. Alternatively, the Company and/or EMI and or other shareholders in the Company be compelled to purchase the claimants' shares in the Company according to an external valuation, or alternatively that the claimants be paid compensation for the damages which they allegedly suffered and the annulment of certain transactions with controlling parties.

On August 16, 2000, the District Court of Haifa dismissed the Application to recognize the claim as a Representative Claim. Notwithstanding the above, the claim itself remains. Some of the plaintiffs filed applications to the Israeli High Court for permission to file an appeal on this dismissal. In addition, the Government's Attorney General submitted his supportive position with the plaintiffs allegation to the Court. Following the company's claim that the Court's fees are inappropriate to these type of claim, on August 3, 2001, the District Court ordered the Plaintiffs to pay Courts' fees in respect of some parts of the claim, in the sum of NIS 20 million not later than

## Note 4 - Contingencies and Commitments (cont'd)

September 10, 2001, otherwise their applications will be deleted, in respect to those parts of the claim for which the fees would not be paid. Following a request by the plaintiffs the Court decided to postpone the payment of the fees until further decision.
In a hearing that took place on April 25, 2002, the District Court showed a strong tendency to accept the plaintiffs' view concerning the court fees. However, Elscint's counsel strongly opposed such approach of the court, and in their opinion, succeeded in shaking the court's position with regard to its ability to cancel the previous decision of the court in the interim procedure or its ability to enable the plaintiffs to postpone the payment of these fees. The court decided to render its ruling regarding the court fees at a later date, which has not been determined as yet.
Negotiations for a settlement with some of the plaintiffs in this case are in process.
Management, based on a legal advice received, is of the opinion that the ultimate outcome of the claim and the effect, if any, this may have on the Company, can not be estimated at this stage.

C. The Company is named in a number of lawsuits and other claims filed by distributors - some of them without stipulated amounts, and some in an aggregate amount - totaling U.S.$ 60 million, as compensation for damages allegedly caused by the breach of agreements by the Company, in connection with the sale transaction in 1998. Negotiations for a settlement with some of the plaintiffs in these cases are in process. At this stage, the Company's legal counsel cannot estimate the outcome of these law suits and claims. However, the Company has included in its financial statements provisions which - in management's opinion, at the date of issuance of the financial statements based, inter alia, on its legal counsel for this matter and on its past experience, are considered adequate to cover the costs and resources necessary to resolve the obligations under these claims.

D. The Company is a defendant in several claims filed by customers who previously purchased medical equipment from the company (including some demanding the cancellation of sales and service agreements) totaling approximately U.S.$ 6 million. These claims include mainly alleged damages caused to medical equipment acquired from the Company.

The financial statements of the Company include provisions, which, in management's opinion, at the date of preparation of the financial statements, based on the advice of its professional counsel for this issue and on its past experience, were sufficient to cover the costs and resources required for settling these claims.

E. i. As a result of a dispute which has arisen between Bea Hotels N.V. ("B.H.") and a third party ("Third Party Shareholder"), regarding the latter's failure to comply with its obligations to provide an indemnity to B.H. relating to certain matters which are pending against Domino (the controlling shareholder in Bucuresti which is the owner of the rights in a hotel in Romania) and which derive from events which occurred prior to the execution of the memorandum of understanding for the purchase of Bucuresti, B.H. is presently withholding the shares of the Third Party Shareholder (20%) in Domino as security for compliance with the indemnity obligations made by the Third Party Shareholder. Accordingly, on the date of the approval of these financial statements, B.H. is formally recorded as the holder of 100% of capital and voting rights in Domino. The results of this dispute have no effect on the results of operations of B.H. for the reported periods and/or the amount of its shareholders' equity as of and for the period ended June 30, 2002.

## Note 4 - Contingencies and Commitments (cont'd)

ii. A motion submitted to the courts in Romania for the cancellation of the tender within the framework of which Domino acquired the controlling shareholding of Bucuresti – was rejected by the courts. This decision is subject to appeal, although as at the date of the approval of these financial statements, no such appeal has been filed. If an appeal will be filed, and if the appeal will be accepted, then B.H.'s rights may be adversely and materially affected. At this stage, BH is unable to assess the outcome of these proceedings or their impact upon the rights of Domino in Bucuresti. However, the management of B.H. is of the opinion, based on the opinion of its legal counsel in Romania in respect of a similar motion (which has been cancelled prior to adjudication by the courts following the claimaints' withdrawal of their motion) that even if such an appeal is filed and accepted by the Supreme Court of Romania, and even if an order is issued on the basis of such an appeal, regarding the termination of the tender and in consequence the cancellation of the rights of Domino in Bucuresti, in accordance with the acquisition agreement, Domino will be indemnified by the SOF for the full consideration of its original investment (including proven damages for the above acquisition transaction caused to the Group companies, plus interest).

iii. Within the framework of a criminal investigation, which was conducted against several suspects (including former officers of the SOF who were involved in the privatization procedures and the sale of the controlling interest in Bucuresti to Domino) relating to events which occurred prior to the acquisition of control in Bucuresti by B.H., , and notwithstanding the fact that Domino was not suspected of any criminal acts whatsoever and was not the subject of these criminal investigations, in accordance with the provisions of the Romanian Criminal Law a lien was imposed upon Domino's shareholding in Bucuresti. This lien prevented Domino from realizing the shares until the removal of the lien, or until a final resolution of the criminal proceedings. Two objections filed by Domino with the police were rejected. However, in June 2002, the lien was removed by a decision of the Public Prosecutors Office. Accordingly, as at the date of the approval of these financial statements, the shares held by Domino in Bucuresti are no longer encumbered under the lien.
The criminal investigations culminated, in June 2002, by the filing of an indictment by the Public Prosecutors Office of Romania, against 17 accused individuals. These criminal proceedings may have indirect implications on the validity of the privatization process and, consequently, on Domino's shareholding in Bucuresti, even although Domino is not an accused party in these criminal proceedings. B.H.'s legal counsels are unable to evaluate, at this stage, the results of these proceedings or their possible effects on Domino's holdings in Bucuresti.

## Note 4 - Contingencies and Commitments (cont'd)

iv. The Third Party Shareholder in Domino (see i above) terminated a certain partnership agreement which it had executed with a third party ("Third Party Claimant"), prior to the acquisition by B.H. of Domino, regarding their joint investment in Domino on the grounds of the failure of the Third Party Claimant to fulfill his obligations under the said partnership agreement. The Third Party Claimant subsequently filed a monetary claim against Domino and others with the Romanian courts, in the amount of USD 2.5 million, in respect of commissions allegedly payable to Third Party Claimant pursuant to the provisions of the above partnership agreement, to which Domino was also a party. In parallel proceedings, upon a motion filed by the Third Party Claimant, the courts in Romania issued an order imposing a charge over the shares held by Domino in Bucuresti which prohibited Domino from taking any commercial action in respect of those shares, but did not prevent Domino from exercising its rights as the controlling shareholder of Bucuresti. Domino filed an appeal against the court decision to impose this charge. The Court of Appeals in Romania cancelled the decision to impose the charge, and returned the matter to the court of first instance for re-hearing. Accordingly, as at the date of the approval of these financial statements, the shares held by Domino in Bucuresti are no longer subject to this charge. The Company has received an indemnity against these claims from the Third Party Shareholder (see i above).Based upon the opinion of its legal counsel, Domino is of the opinion that this claim is devoid of any legal merit or contractual foundation, and therefore was no provision in respect of this claim was included in its financial statements.

v. Within the framework of an joint venture agreement concluded to set up a joint venture company owned by Bucuresti and a third party investor ("Third Party Investor"), signed prior to the acquisition of Bucuresti by B.H., that Third Party Investor undertook to invest in the joint venture company an amount of U.S.$ 27 million, and in consideration Bucuresti undertook to transfer the rights in the Bucuresti Complex to the joint venture company. As that Third Party Investor failed to meet its investment obligations, Bucuresti cancelled the joint venture agreement and submitted an application to the court to liquidate the joint venture company. At this stage the parties are engaged in proceedings which relate only to the authority of the Romanian courts to order the liquidation of the joint venture company, but do not relate to the transfer of the rights of the Bucuresti Complex to this joint venture company. If Bucuresti is compelled to transfer its rights in the Bucuresti Complex to the joint venture company, then its rights in the hotel are liable to be materially prejudiced. B.H.'s management is of the opinion that this is not likely that as a result of the proceedings, Bucuresti will be compelled to transfer its rights in the Bucuresti Complex to the said joint venture company.

vi. In addition, various additional proceedings are being conducted in Romania (objections submitted to the Chamber of Commerce) which may detrimentally affect Domino and/or its shareholders, within the framework of which it is claimed that resolutions taken at general meetings of Bucuresti's shareholders were not validly adopted and are devoid of any legal force. Furthermore, various other proceedings include as remedies the restitution of rights in the hotel and in the land upon which the hotel is constructed. B.H's management is of the opinion, that these claims are spurious and vexatious, and will have no material effect on B.H.'s rights in and to Bucuresti's shares and in the Bucuresti Complex owned by Bucuresti.

## Note 4 - Contingencies and Commitments (cont'd)

vii. Against Bucuresti, several claims have been filed which seek to undermine its ownership rights to its assets (including a contestation relating to the validity of the State's ownership on the assets which are the object of the claim and a contestation of the sale of Bucuresti shares to Domino). Regarding several of these claims, it is the legal opinion of Bucuresti's counsel that the claimants' cases are devoid of any foundation, while in respect of the remainder of these claims the company's legal counsels are unable to evaluate the consequences thereof.

F. The Company is required to pay royalties to the Office of the Chief Scientist ("OCS") in respect of sales of products developed with grants provided by the latter. The royalties are computed on the sales volume of these products at percentages ranging from 1% to 5% up to the aggregate amount of the grants. The Company received correspondence from the OCS, requesting the furnishing of certain data in order to ascertain its obligation in respect of royalties due to the OCS.
The liability to the OCS in respect of the sale of the MRI operations to GEMS, determined at U.S.$ 11 million, and was allocated at 60% to the Company and 40% to GEMS. In addition, it was agreed that the NM and MRI technologies, products and components would not be transferred out of Israel unless GEMS first seeks OCS approval. Pursuant to the agreement between the Company, GEMS and the OCS, the Company undertook - should GEMS sell MRI products containing certain know-how and components financed with the assistance of the OCS - to pay the OCS royalties in excess of U.S.$ 1.5 million. The Company received a written notification from the OCS, requiring details concerning the allocation of the proceeds received from GEMS, in connection with the sales transaction, to the MRI project, based on which the royalties had been computed.

EMI and Elron Ltd. notified the Company that the outcome of the settlement of their disagreement with the OCS in connection with the sale of Elron's holdings in the Company does not impose any additional cost to the Company.

G. The allocation of the proceeds in respect of the sale transaction, between the Company and its subsidiaries is based on an estimate of the assets' fair value (both tangible and intangible) sold by each one of the companies; based on separate negotiations held with each selling Group company; and on the basis of the provisions stipulated in the sales agreement. A different method of allocation may cause the Company and its subsidiaries additional liabilities and/or expense. Company's management believes that the estimates used as the basis for this allocation of proceeds are adequate under the circumstances.

Note 4 - Subsequent Event

## Note 5 - Transaction with related party

ote 4 - Subsequent Event

In April 2002, SLS (a subsidiary of the Company), entered into an agreement with a company controlled by the controlling interests in the Company (hereinafter - "CDPM"), in the framework of which CDPM committed to complete the construction of a commercial and entertainment center in the Herzlyia Marina (hereinafter - "the Commercial Center"), including, the development work, as defined in the agreement, for a final and absolute consideration of $57.7 million, which is to be paid based on the progress of the work (hereinafter - "the Work Consideration"). CDPM committed to deliver the Commercial Center to the Company in a state of being ready for operation ("turnkey"), by March 2003. The amount of the Work Consideration was determined on the basis of a calculation of the amount of work remaining to be performed, as at March 1, 2002. In respect of each payment and/or expense paid by the Company to a sub-contractor, supplier, professional adviser or other entity as part of the implementation of the project from March 1, 2002 to the date CDPM commences work, the Work Consideration will be adjusted accordingly. From March 1, 2002 until June 30, 2002 the Company made such payments on account of implementation of the project in the total sum of $2.7 million. The work in the framework of the agreement does not include specific work, which was detailed in the agreement (mainly - planning, marketing, tolls and supervision), the cost of which is to be borne by the Company. In addition, the agreement provides, that CDPM is to bear the cost of adaptations for tenants, based on the specification detailed in the agreement and the consideration for adaptations which are not included in the specification, is to be determined based on a mechanism set forth in the agreement. Until the date of publication of these financial statements the agreement had not yet been closed. Upon the closing of the agreement, the Company is to pay to CDPM an advance of $3 million, on account of the Work Consideration and, concurrently, CDPM is to provide the Company with a bank guarantee, at the rate of 5% of the Work Consideration. In addition, the Company committed, as part of the agreement, to assign to CDPM all the rights and obligations, based on the agreements, which it signed with various suppliers, except for those specified in the agreement. The agreement includes a number of conditions, the breach of which is considered as a fundamental breach, which confers the remedies stated in the agreement. The agreement was approved by the General Meeting of the Company's shareholders.